Exhibit 99.1

Cian PLC Announces Fourth Quarter and Full-Year 2021 Financial Results

Larnaca, Cyprus,April 4, 2022 - Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the fourth quarter and full-year ended December 31, 2021.

Fourth Quarter 2021 Key Financial and Operational Highlights1

●	Revenue increased by 42% Y-o-Y to RUB 1,772 million ($23.9 million).

●	Loss for the period widened to RUB 888 million ($12.0 million) Y-o-Y.

●	Adjusted EBITDA[2] decreased by 22% Y-o-Y to RUB 116 million ($1.6 million).

●	Adjusted EBITDA Margin[2] was down by 5.3 ppt Y-o-Y to 6.5%.

●	Average UMV (Unique Monthly Visitors)[3] increased by 5% Y-o-Y to 18.5 million.

●	Core Business revenue increased by 36% Y-o-Y to RUB 1,608 million ($21.6 million).

●	Core Business Adjusted EBITDA[4] increased by 55% YoY to RUB 393 million ($5.3 million).

●	Core Business Adjusted EBITDA Margin[2,5] improved by 3 ppt Y-o-Y and reached 24.4%.

Full Year 2021 Key Financial and Operational Highlights1

●	Revenue increased by 52% Y-o-Y to record high RUB 6,033 million ($81.2 million).

●	Loss for the period widened to RUB 2 857 million ($38.5 million) Y-o-Y.

●	Adjusted EBITDA[2] increased by 76% Y-o-Y to RUB 318 million ($4.3 million).

●	Adjusted EBITDA Margin[2] improved by 0.7 ppt Y-o-Y to 5.3%.

●	Average UMV (Unique Monthly Visitors)[3] increased by 18% Y-o-Y to 19.5 million.

●	Core Business revenue increased by 48% Y-o-Y to RUB 5,641 million ($75.9 million).

●	Core Business Adjusted EBITDA[4] increased by 114% YoY to RUB 1,139 million ($15.3 million).

●	Core Business Adjusted EBITDA Margin[2,5] improved by 6.3 ppt Y-o-Y and reached 20.2%.

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

2 Adjusted EBITDA, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

3 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for 2021 and the fourth quarter thereof, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

4 Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in this release are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for further information.

5 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Maxim Melnikov, Chief Executive Officer of Cian PLC commented: “The past weeks have been marked by unprecedented changes and turbulence in the geopolitical and economic environment in Russia and globally. Although we believe in the strong fundamentals of our business as demonstrated by the 2021 operating and financial results, given existing uncertainty and market volatility, it is difficult to assess how the unfolding events will affect the Russian economy, real estate market in Russia and, consequently, our business and operating performance in 2022. We will continue to closely monitor developments in the key markets in which we operate and make every effort to ensure that we minimize any negative impact on our business and secure the safety of our partners, users and employees, while continuing to support the uninterrupted operation of our services. We hope for the peaceful resolution of the current situation.”

Fourth Quarter and Full-Year 2021 Results

Factors affecting year-over-year trends and comparisons6

When reviewing year-over-year dynamics for 2021 versus 2020 we believe it is important to take into account certain factors that affected the Russian real estate market demand and supply as well as corresponding annual and quarterly trends in 2020.

We believe that quarterly trends in the real estate market in 2020 were particularly characterized by the following events: (i) measures introduced by the government to contain the spread of the COVID-19 pandemic, primarily including lockdowns in Moscow and other regions which led to a low level of real estate demand in the second quarter of 2020 and, correspondingly, a low comparative base for the same period of 2021; (ii) extensive economic stimulus, including the mortgage subsidy program introduced by the government shortly after the outbreak of COVID-19 which led to historically low mortgage rates resulting in unusually high levels of real estate demand in the second half of 2020, establishing a high comparative base for the same period of 2021. This was further amplified by the low level of supply of new properties on the market impacted by a slowdown in construction due to the COVID-19 pandemic resulting in a significant decrease in the number of properties available by mid-2021. We believe that the aforementioned factors and the corresponding fluctuation in real estate market, which affected our revenues and results of operations, were in some ways specific to 2020 and should be taken into account when analyzing year-over-year dynamics for the abovementioned periods and may not be representative of any future trends.

Fourth Quarter 2021 Results

Revenue

Revenue for the three months ended December 31, 2021 amounted to RUB 1,772 million compared to RUB 1,249 million for the three months ended December 31, 2020, demonstrating an increase of RUB 523 million, or 42%. Revenue growth was primarily driven by growth of the Core Business segment, as well as the Mortgage Marketplace segment.

6 For the full disclosure of the Impact of the COVID-19 pandemic on our operations and financial position please see the relevant section of this release

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021	Y-o-Y growth
	RUB	RUB	USD(1)
Total Revenue	1,249	1,772	23.9	42%
Core Business, including	1,186	1,608	21.6	36%
Listing revenue	760	1,047	14.1	38%
Lead generation revenue	299	386	5.2	29%
Display advertising revenue	125	168	2.3	34%
Mortgage Marketplace	48	104	1.4	117%
Valuation and Analytics	15	17	0.2	13%
C2C Rental	-	1	0.0	-
End-to-End Offerings	-	42	0.6	-

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 1,608 million for the three months ended December 31, 2021, increasing by 36% compared to RUB 1,186 million for the three months ended December 31, 2020. Core Business revenue growth was driven by a positive performance across all key revenue streams – listing revenue, representing secondary real estate and commercial real estate verticals, as well as lead generation and display advertising revenue, predominantly representing the primary real estate vertical.

Core Business revenue in Moscow and the Moscow region for the three months ended December 31, 2021 was RUB 1,150 million, an increase of RUB 208 million, or 22%, compared to RUB 942 million for the same period of the prior year. Core Business revenue in other Russian regions for the three months ended December 31, 2021 was RUB 458 million, an increase of RUB 214 million, or 88%, as compared to RUB 244 million for the same period of the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 38% to RUB 1,047 million for the three months ended December 31, 2021 from RUB 760 million for the same period of the prior year.

The following table presents the listing revenue, the number of listings and the average daily revenue per listing for the periods indicated:

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	Y-o-Y growth
Listing revenue, including (RUB, million)	760	1,047	38%
Moscow and Moscow Region	600	705	18%
Other Russian Regions	160	342	113%

Listings(1), including (million)	2.14	1.78	(17)%
Moscow and Moscow Region	0.32	0.29	(8)%
Other Russian Regions	1.82	1.49	(18)%

Average daily revenue per listing(2) (RUB)	3.9	6.4	65%
Moscow and Moscow Region	20.4	26.2	28%
Other Russian Regions	1.0	2.5	160%

1 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

2 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period

We believe that the growth of the Core Business listing revenue was primarily driven by the following factors:

(i)	re-launch of monetization of listing services following its the temporary suspension from April 2020 due to the COVID-19 pandemic, primarily including the continued re-launch of monetization in certain Russian regions with the total number of monetized regions (where base listing services in both secondary residential and commercial listing are monetized) reaching 21 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) by the end of 2021;

(ii)	listings services price increases, which were implemented as a part of a regular review of listing rates;

(iii)	increasing penetration of the subscription model with over 51.4% of listing revenue coming from subscriptions in the three months ended December 31, 2021 as compared to 35.6% in the comparable period of the prior year; and

(iv)	revenue contribution from the N1 Group, which was acquired in February 2021.

Listing revenue growth was partially offset by changes into the VAT exemption rules under the Russian Tax Code which came in effect on January 1, 2021. Following those changes, we no longer qualify for a VAT exemption applied prior to January 1, 2021 and hence starting from beginning of 2021, we bear the applicable VAT in full.

In the three months ended December 31, 2021, we had approximately 1.8 million listings on our platform (not including the N1 Group), compared to approximately 2.1 million in the three months ended December 31, 2020. The decrease in the number of listings was predominantly driven by the temporary decrease in the numbers of properties listed in the market following a period of active demand stimulated by the Russian government measures described above. In addition, the decrease in the number of listings was amplified by re-launch of monetization in certain regions throughout 2021. We observed that re-launches of monetization customarily lead to removal of predominantly stale, duplicate and otherwise illiquid listings.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 29% to RUB 386 million in the three months ended December 31, 2021 from RUB 299 million in the three months ended December 31, 2020. Display advertising revenue increased by 34% to RUB 168 million for the three months ended December 31, 2021.

The growth of Core Business lead generation revenue was driven mainly by the increase in the average revenue per lead to developers. Increase in the average revenue per lead to developers resulted primarily from price increases, which were introduced on lead generation products in April 2021 as well as the enhancement and growing penetration of some of the value-added services, such as, for example, the auction tool. The growth of average revenue per lead to developers was offset by a decline in the number of leads to developers from approximately 66 thousand in the fourth quarter of 2020 to approximately 59 thousand in the fourth quarter of 2021. The decline in the number of leads to developers was driven by several factors including, predominantly, abnormally high levels of real estate demand in the fourth quarter 2020 as compared to the fourth quarter 2021 driven by the Russian government’s mortgage subsidy program that was initially launched in April 2020 and prolonged, but scaled back in July 2021. The pressure on the number of leads was further exacerbated by the low level of supply of new properties on the market impacted by a slowdown in construction due to the COVID-19 pandemic. The decline in the number of leads to developers was further balanced by the growth of online display advertising driven by a shift in developers’ advertising budgets from offline advertising channels to online.

Mortgage marketplace segment revenue

Mortgage Marketplace revenue was RUB 104 million for the three months ended December 31, 2021 compared to RUB 48 million for the same period of the prior year, corresponding to an increase of RUB 56 million or 117% driven by the promotion and development of the Mortgage Marketplace service and favorable market conditions.

Operating expenses

Total operating expenses increased by 121% to RUB 2,660 million in the three months ended December 31, 2021 from RUB 1,205 million in the three months ended December 31, 2020, primarily driven by an increase in employee-related and other operating expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021	Y-o-Y growth
	RUB	RUB	USD(1)
Operating expenses	1,205	2,660	35.8	121%
Marketing expenses	558	531	7.1	-5%
Employee-related expenses, including	485	1,514	20.4	212%
Wages, salaries and related taxes	418	702	9.4	68%
Share-based payment expense	55	764	10.3	1289%
IT expenses	57	154	2.1	170%
Depreciation and amortization	49	73	1.0	49%
Other operating expenses, including	56	388	5.2	593%
IPO related expenses	-	167	2.2	100%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Employee-related expenses

Employee-related expenses increased by 212% to RUB 1,514 million in the three months ended December 31, 2021 from RUB 485 million in the three months ended December 31, 2020. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 750 million for the three months ended December 31, 2021 compared to RUB 430 million for the three months ended December 31, 2020. This increase was primarily due to growth in headcount, driven by the roll-out of some of the new initiatives as well as hiring freeze in the fourth quarter 2020, the acquisition of the N1 Group and hirings made in preparation for our IPO.

Wages, salaries and related taxes as a percentage of revenue increased year-over-year from 33.5% for the fourth quarter of 2020 to 39.6% for the fourth quarter 2021.

Marketing expenses

Marketing expenses decreased to RUB 531 million in the three months ended December 31, 2021 from RUB 558 million in the three months ended December 31, 2020. This decrease was primarily driven by a decrease in online marketing partially offset by the increase in offline marketing spend resulting from the implementation of our marketing strategy including a reversal to a more common marketing mix as compared to the fourth quarter 2020 which was affected by COVID-19 pandemic.

Marketing expenses as a percentage of revenue decreased to 30.0% in the fourth quarter of 2021 from 44.7% in the fourth quarter of 2020, driven primarily by the increase in revenue.

IT expenses

IT expenses increased by 170% to RUB 154 million in the three months ended December 31, 2021 from RUB 57 million in the three months ended December 31, 2020. This increase was primarily driven by our transition to cloud hosting services and expansion of our call tracking as well as the acquisition of the N1 Group.

Other operating expenses

Other operating expenses increased by 593% to RUB 388 million in the three months ended December 31, 2021 from RUB 56 million in the three months ended December 31, 2020, primarily driven by the IPO-related expenses and other consulting costs.

Loss for the period

Loss for the three months ended December 31, 2021 was RUB 888 million compared to a profit of RUB 18 million for the three months ended December 31, 2020. The change from profit for the period to loss for the period was driven by factors affecting our Adjusted EBITDA described below, as well as by an increase in the share-based payment expenses as well as IPO-related expenses.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended December 31, 2021 reached RUB 116 million, a decrease of RUB 32 million, or 22% compared to RUB 148 million for the three months ended December 31, 2020. The decline in Adjusted EBITDA was primarily driven by the increase in operating costs offset by revenue growth.

Adjusted EBITDA Margin fell by 5.3 ppt to 6.5% for the three months ended December 31, 2021.

Core Business Adjusted EBITDA increased by 55% to RUB 393 million in the three months ended December 31, 2021 from RUB 254 million in the three months ended December 31, 2020. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 3.0 ppt reaching 24.4% for the three months ended December 31, 2021.

Mortgage Marketplace Adjusted EBITDA was negative RUB 130 million in the three months ended December 31, 2021 compared to negative RUB 92 million in the three months ended December 31, 2020. The dynamic was primarily driven by our investments in marketing associated with the promotion and development of the Mortgage Marketplace project and was partially offset by growth in revenue generated by the Mortgage Marketplace platform.

Full-Year 2021 Results

Revenue

Revenue for the year ended December 31, 2021 amounted to RUB 6,033 million compared to RUB 3,972 million for the year ended December 31, 2020, demonstrating an increase of RUB 2,061 million, or 52%. Revenue growth was primarily driven by growth of the Core Business segment, as well as the Mortgage Marketplace segment.

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Year ended
	December 31, 2020	December 31, 2021	December 31, 2021	Y-o-Y growth
	RUB	RUB	USD (1)
	(audited)		(unaudited)
Total Revenue	3,972	6,033	81.2	52%
Core Business, including	3,822	5,641	75.9	48%
Listing revenue	2,383	3,699	49.8	55%
Lead generation revenue	991	1,329	17.9	34%
Display advertising revenue	439	596	8.0	36%
Mortgage Marketplace	110	295	4.0	168%
Valuation and Analytics	39	45	0.6	15%
C2C Rental	1	3	0.0	200%
End-to-End Offerings	-	49	0.7	-

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 5,641 million for the year ended December 31, 2021, increasing by 48% compared to RUB 3,822 million for the year ended December 31, 2020. Core Business revenue growth was driven by a positive performance across all key revenue streams – listing revenue, representing secondary real estate and commercial real estate verticals, as well as lead generation and display advertising revenue, predominantly representing the primary real estate vertical.

Core Business revenue in Moscow and the Moscow region for the year ended December 31, 2021 was RUB 4,104 million, an increase of RUB 1,104 million, or 37%, compared to RUB 3,000 million for the same period of the prior year. Core Business revenue in other Russian regions for the year ended December 31, 2021 was RUB 1,537 million, an increase of RUB 715 million, or 87%, as compared to RUB 822 million for the same period of the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 55% to RUB 3,699 million for the year ended December 31, 2021 from RUB 2,383 million for the same period of the prior year.

We believe that the growth of the Core Business listing revenue was primarily driven by the following factors:

(i)	re-launch of monetization of listing services following its the temporary suspension from April 2020 due to the COVID-19 pandemic. This includes the effect of the listing services monetization re-launch in Moscow, the Moscow region, St. Petersburg and the Leningrad region in June 2020 that was partially offset by certain discounts offered in the third quarter of 2020 as well as the continued re-launch of monetization in certain other Russian regions with the total number of monetized regions (where base listing services in both secondary residential and commercial listing are monetized) reaching 21 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2021;

(ii)	listings services price increases, which were implemented as a part of a regular review of listing rates;

(iii)	increasing penetration of the subscription model with over 45.9% of listing revenue coming from subscriptions in the twelve months ended December 31, 2021 as compared to 12.8% in the comparable period of the prior year; and

(iv)	revenue contribution from the N1 Group, which was acquired in February 2021.

Listing revenue growth was partially offset by changes into the VAT exemption rules under the Russian Tax Code which came in effect on January 1, 2021. Following those changes, we no longer qualify for a VAT exemption applied prior to January 1, 2021 and hence starting from beginning of 2021, we bear the applicable VAT in full.

In the twelve months ended December 31, 2021, we had approximately 2.0 million listings on our platform (not including the N1 Group), compared to approximately 2.1 million in the twelve months ended December 31, 2020. The decrease in the number of listings was predominantly driven by the temporary decrease in the numbers of properties listed in the market following a period of active demand stimulated by the Russian government measures described above. In addition, the decrease in the number of listings was amplified by re-launch of monetization in certain regions throughout 2021. We observed that re-launches of monetization customarily lead to removal of predominantly stale, duplicate and otherwise illiquid listings.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 34% to RUB 1,329 million in the year ended December 31, 2021 from RUB 991 million in the year ended December 31, 2020. Display advertising revenue increased by 36% to RUB 596 million for the year ended December 31, 2021.

The growth of Core Business lead generation revenue was driven mainly by the increase in the average revenue per lead to developers. Increase in the average revenue per lead to developers resulted primarily from price increases, which were introduced on lead generation products in April 2021 as well as the enhancement and growing penetration of some of the value-added services, such as for example the auction tool. The growth of average revenue per lead to developers was offset by a decline in the number of leads to developers from approximately 245 thousand in 2020 to approximately 229 thousand in 2021. The decline in the number of leads to developers was driven by several factors including, predominantly, abnormally high levels of real estate demand in the second half of 2020 as compared to the second half of 2021 driven by the Russian government’s mortgage subsidy program that was initially launched in April 2020 and prolonged, but scaled back in July 2021. The pressure on the number of leads was further exacerbated by the low level of supply of new properties on the market impacted by a slowdown in construction due to the COVID-19 pandemic. The decline in the number of leads to developers was further balanced by the growth of online display advertising driven by a shift in developers’ advertising budgets from offline advertising channels to online.

Mortgage marketplace segment revenue

Mortgage Marketplace revenue was RUB 295 million for the year ended December 31, 2021 compared to RUB 110 million for the same period of the prior year, corresponding to an increase of RUB 185 million or 168% driven by the strong performance of the overall mortgage market in the first half of 2021 (resulting largely from the governmental mortgage subsidy support) underpinned by the promotion and development of the Mortgage Marketplace service including the addition of new banks to the platform.

Operating expenses

Total operating expenses increased by 94% to RUB 8,847 million in the year ended December 31, 2021 from RUB 4,549 million in the year ended December 31, 2020, primarily driven by an increase in employee-related, marketing and other operating expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Year ended
	December 31, 2020	December 31, 2021	December 31, 2021	Y-o-Y growth
	RUB	RUB	USD (1)
	(audited)		(unaudited)
Operating expenses	4,549	8,847	119.1	94%
Marketing expenses	1,697	2,253	30.3	33%
Employee-related expenses, including	2,208	5,062	68.1	129%
Wages, salaries and related taxes	1,610	2,394	32.2	49%
Share-based payment expense	558	2,549	34.3	357%
IT expenses	264	527	7.1	100%
Depreciation and amortization	200	279	3.8	40%
Other operating expenses, including	180	726	9.8	303%
IPO related expenses	-	304	4.1	100%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Employee-related expenses

Employee-related expenses increased by 129% to RUB 5,062 million in the year ended December 31, 2021 from RUB 2,208 million in the year ended December 31, 2020. Wages, salaries and related taxes and other employee related expenses were a total of RUB 2,513 million for the year ended December 31, 2021 compared to RUB 1,650 million for the year ended December 31, 2020. This increase was primarily due to growth in headcount, driven by the roll-out of some of the new initiatives, the acquisition of the N1 Group and hirings made in preparation for our IPO.

Wages, salaries and related taxes as a percentage of revenue decreased year over year from 40.5% for 2020 to 39.7% for 2021.

Marketing expenses

Marketing expenses increased to RUB 2,253 million in the year ended December 31, 2021 from RUB 1,697 million in the year ended December 31, 2020. This increase was primarily driven by growth in online and offline marketing, following the end of the COVID-19 lockdown-related restrictions and the implementation of our marketing strategy.

Marketing expenses as a percentage of revenue decreased to 37.3% in 2021 from 42.7% in 2020, driven primarily by the increase in revenue.

IT expenses

IT expenses increased by 100% to RUB 527 million in the year ended December 31, 2021 from RUB 264 million in the year ended December 31, 2020. This increase was primarily driven by our transition to cloud hosting services and expansion of our call tracking as well as the acquisition of the N1 Group.

Other operating expenses

Other operating expenses increased by 303% to RUB 726 million in the year ended December 31, 2021 from RUB 180 million in the year ended December 31, 2020, primarily driven by the IPO-related expenses and other consulting costs.

Loss for the period

Loss for the year ended December 31, 2021 was RUB 2,857 million compared to a loss of RUB 627 million for the year ended December 31, 2020. The change in the loss for period was driven by factors affecting our Adjusted EBITDA described below as well as by an increase in the share-based payment expenses as well as IPO-related expenses.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the year ended December 31, 2021 reached RUB 318 million, an increase of RUB 137 million, or 76%, compared to RUB 181 million for the year ended December 31, 2020. The growth in Adjusted EBITDA was primarily driven by the increase in revenue as well as operating leverage in our business.

Adjusted EBITDA Margin improved by 0.7 ppt to 5.3% for the year ended December 31, 2021.

Core Business Adjusted EBITDA increased by 114% to RUB 1,139 million for the year ended December 31, 2021 from RUB 532 million in the year ended December 31, 2020. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 6.3 ppt reaching 20.2% for the year ended December 31, 2021.

Mortgage Marketplace Adjusted EBITDA was negative RUB 482 million in the year ended December 31, 2021 compared to negative RUB 254 million in the year ended December 31, 2020. The dynamic was primarily driven by our investments in marketing associated with the promotion and development of the Mortgage Marketplace project and was partially offset by growth in revenue generated by the Mortgage Marketplace platform.

Recent Developments

Impact of the Latest Geopolitical Developments on the Company

Given the vast scope of the recent sanctions introduced by the United States, the United Kingdom, the European Union or other countries and other measures such as corporate boycotts as well the constantly evolving market environment, it is hard to predict the full impact of such sanctions or the measures taken by the Russian government in response to such sanctions on the Russian economy or certain sectors thereof.

For example, in response to accelerating inflation and depreciation of the ruble, on February 28, 2022, the Central Bank of the Russian Federation (CBR) increased its key interest rate from to 9.5% to 20.0%. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market. Lower money supply and higher funding costs may cause banks to cut their lending programs and decrease exposure limits and become significantly more risk averse. We expect the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. All major Russian banks have increased mortgage rates since January 2022 and, in some cases, have announced plans to significantly curtail or altogether suspend mortgage operations for the foreseeable future. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market.

A high level of inflation could lead to market instability, reductions in consumer purchasing power and an erosion of consumer confidence. This may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate.

Although neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date, the impact of these and further developments on the future operations and financial position of the Group may be significant, but at this stage is difficult to determine. Current and future risks to the Group include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing, and the risk of restrictions on the usage of certain software.

As of today, Cian’s management believes that the ability of the Group to conduct business has not been inhibited and we continue to operate our business in accordance with the circumstances that arise. The Company has a strong balance sheet, with a significant cash balance and no debt. All of these factors should allow us to maintain financial flexibility even in the case of a significant economic downturn. Management believes, based on the current operating plan, that existing cash and cash equivalents combined with the negative working capital innate to our business model will allow the Company to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses in 2022. However, we cannot guarantee that the current geopolitical situation, conflict surrounding Russia and Ukraine and the resulting economic developments in Russia will not adversely affect our operations and financial results in the future. Given all of the above we are currently not in a position to provide guidance for the full year 2022.

On February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Cian, which suspension currently remains in place.

The Company notes that there are no restrictions on the ability of U.S. persons to acquire and trade in the Company’s securities other than the suspension of trading mentioned above, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

We will continue to closely monitor all developments in the key markets where we operate and analyze recently introduced and potential additional sanctions in order to be able to react to the changing environment accordingly and to make every effort to ensure we minimize any negative impact on our business and secure the safety of our partners, users and employees, while continuing to support the uninterrupted operation of our services.

Impact of COVID-19 on Our Operations and Financial Position

Since its outbreak in December 2019 to date, the COVID-19 pandemic has impacted our business operations and demand across all customer and user groups. Similar to other countries, at several points in 2020, Russian federal and local government authorities introduced diverse measures aimed at preventing the further spread of COVID-19. For example, in March 2020, the Russian government imposed a country-wide lockdown. In June 2021 and in September to November 2021, there have been further spikes in the spread of COVID-19 in Moscow and numerous other Russian regions, and the governmental authorities introduced a number of recommendations and restrictions.

The COVID-19 pandemic, its broad impact and the preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the Russian and global economy, employment levels, employee productivity, residential and commercial real estate and financial markets. This, in turn, has had and may continue to have a negative impact on our customers and users, their ability to effectuate real estate transactions and, in turn, our profitability and ability to operate our business.

In 2020, in response to the COVID-19 pandemic, we introduced several measures to mitigate its effects on our business as well as our customer and user base. Specifically, to support our customers in these unprecedented circumstances, from April 2020, we temporarily offered our listing services free of charge across all cities and regions. The monetization of our listings in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts offered in the third quarter of 2020. Throughout 2021 as well as in the first quarter of 2022, we also reinstated monetization in certain additional regions, bringing the number of monetized regions to over 30. The monetization in some other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis.

Furthermore, during the COVID-19 crisis in 2020, we optimized our marketing and advertising expenses in order to align our marketing budgets with the suspension in monetization discussed above. Additionally, we also reduced discretionary spending and paused hiring for non-critical roles. Overall, we believe that the combination of these cost optimization efforts and changes in our monetization approach helped us to address the COVID-19 crisis in 2020.

The broader macroeconomic environment remains highly uncertain, and we are continuing to closely monitor the impact of the COVID-19 pandemic on our market, customers, users and business, as it may continue to affect our financial results going forward.

Fourth Quarter 2021 Financial Results Conference Call

In light of the existing uncertainty and market volatility, the Company will not be conducting its fourth quarter and full year 2021 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the fourth quarter of 2021, the Company had over 1.8 million listings available through its platform and an average UMV of over 18.5 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Varvara Kiseleva

Head of Capital Markets and IR

ir@cian.ru

Media contacts:

Russian media:

Olga Podoliaka

po@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
Revenue	1 249	1 772	23.9

Operating expenses:
Marketing expenses	(558)	(531)	(7.1)
Employee-related expenses	(485)	(1 514)	(20.4)
IT expenses	(57)	(154)	(2.1)
Depreciation and amortization	(49)	(73)	(1.0)
Other operating expenses	(56)	(388)	(5.2)
Total operating expenses	(1 205)	(2 660)	(36)

Operating profit/(loss)	44	(888)	(12.0)
Finance costs	(17)	(15)	(0.2)
Finance income	4	7	0.1
Foreign currency exchange (loss)/gain, net	(1)	81	1.1
Other income	-	6	0.1
Profit/(loss) before income tax	30	(809)	(10.9)
Income tax expense	(12)	(79)	(1.1)
Profit/(loss) for the period	18	(888)	(12.0)
Total comprehensive profit/(loss) for the period	18	(888)	(12.0)

Profit/(loss) per share
Basic and diluted profit/(loss) per share attributable to ordinary equity holders of the parent	0.3	(13)	(0.2)
Basic and diluted weighted average number of ordinary shares, in thousand	59 433	67 848	67 848

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Year ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Revenue	3 972	6 033	81.2

Operating expenses:
Marketing expenses	(1 697)	(2 253)	(30.3)
Employee-related expenses	(2 208)	(5 062)	(68.1)
IT expenses	(264)	(527)	(7.1)
Depreciation and amortization	(200)	(279)	(3.8)
Other operating expenses	(180)	(726)	(9.8)
Total operating expenses	(4 549)	(8 847)	(119)

Operating loss	(577)	(2 814)	(37.9)
Finance costs	(72)	(61)	(0.8)
Finance income	11	19	0.3
Foreign currency exchange gain/ (loss), net	(1)	53	0.7
Other income	-	6	0.1
Loss before income tax	(639)	(2 797)	(37.6)
Income tax (expense)/ benefit	12	(60)	(0.8)
Loss for the period	(627)	(2 857)	(38.5)
Total comprehensive loss for the period	(627)	(2 857)	(38.5)

Loss per share
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(11)	(44)	(0.6)
Basic and diluted weighted average number of ordinary shares, in thousand	59 433	65 093	65 093

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Assets
Non-current assets
Property and equipment	31	49	0.7
Right-of-use assets	125	98	1.3
Goodwill	-	785	10.6
Intangible assets	257	1 197	16.1
Deferred tax assets	237	226	3.0
Other non-current assets	9	15	0.2
Total non-current assets	659	2 370	31.9

Current assets
Inventories	-	108	1.5
Advances paid and prepaid expenses	88	93	1.3
Trade and other receivables	154	408	5.5
Prepaid income tax	-	4	0.1
Cash and cash equivalents	449	2 419	32.6
Other current assets	20	198	2.7
Total current assets	711	3 230	43.5
Total assets	1 370	5 600	75.4

Equity and liabilities
Equity
Share capital	-	2	0.0
Share premium	125	7 614	102.5
Equity-settled employee benefits reserves	-	110	1.5
Accumulated losses	(997)	(3 854)	(51.9)
Total equity	(872)	3 872	52.1

Liabilities
Non-current liabilities
Employee share-based payment liability	636	-	-
Lease liabilities	77	48	0.6
Deferred tax liabilities	28	135	1.8
Deferred income	-	125	1.7
Total non-current liabilities	741	308	4.1

Current liabilities
Borrowings	728	-	-
Contract liabilities	332	425	5.7
Trade and other payables	316	619	8.3
Income tax payable	15	59	0.8
Other taxes payable	74	241	3.2
Lease liabilities	36	43	0.6
Deferred income	0	33	0.4
Total current liabilities	1 501	1 420	19.1
Total liabilities	2 242	1 728	23.3
Total liabilities and equity	1 370	5 600	75.4

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Year ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Cash flows from operating activities
Loss before income tax	(639)	(2 797)	(37.6)
Adjusted for:
Depreciation and amortization	200	279	3.8
Employee share-based payment expense	558	2 549	34.3
Finance income	(11)	(19)	(0.3)
Finance costs	72	61	0.8
Foreign currency exchange (gain) / loss, net	1	(53)	(0.7)
Allowance for expected credit losses	-	16	0.2
Working capital changes:
Increase in trade and other receivables	(61)	(238)	(3.2)
Increase in advances paid and prepaid expenses	(32)	(9)	(0.1)
Increase in other assets	(13)	(232)	(3.1)
Increase / (decrease) in trade and other payables	(4)	235	3.2
Increase in contract liabilities and deferred income	148	230	3.1
(Decrease) / increase in other liabilities	98	(2 017)	(27.1)
Cash generated from operating activities	317	(1 995)	(26.9)
Income tax paid	(28)	(26)	(0.3)
Interest received	11	16	0.2
Interest paid	(70)	(59)	(0.8)
Net cash generated from operating activities	230	(2 064)	(27.8)

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	-	(1 651)	(22.2)
Purchase of property and equipment	(21)	(52)	(0.7)
Purchase of intangible assets	(90)	(89)	(1.2)
Loan issued to a related party	-	(25)	(0.3)
Loans collected from employees	2	-	-
Net cash used in investing activities	(109)	(1 817)	(24.5)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	-	6 520	87.8
Proceeds from borrowings	320	-	-
Repayment of borrowings	(71)	(728)	(9.8)
Payment of principal portion of lease liabilities	(67)	(38)	(0.5)
Net cash generated from financing activities	182	5 754	77.5

Net increase in cash and cash equivalents	303	1 873	25.2
Cash and cash equivalents at the beginning of the period	148	449	6.0
Effect of exchange rate changes on cash and cash equivalents	(2)	111	1.5
Effect of an allowance for expected credit losses	-	(14)	(0.2)
Cash and cash equivalents at the end of the period	449	2 419	32.6

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table below are our segment measures of profit or loss and, therefore, are not considered non IFRS financial measures and include adjustments for share-based payment expenses, income from the depository, IPO-related costs as well as lease related amortization and interest, capitalized development costs, and operating expense related to software licenses.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from Loss for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
Profit/ (loss) for the period	18	(888)	(12.0)
Income tax expense	12	79	1.1
Profit/ (loss) before income tax	30	(809)	(10.9)
Depreciation and amortization	49	73	1.0
Finance expenses, net(2)	13	8	0.1
Foreign currency exchange loss / (gain), net	1	(81)	(1.1)
Share-based payment expenses	55	764	10.3
IPO-related costs	-	167	2.2
Income from the depositary	-	(6)	(0.1)
Adjusted EBITDA(3)	148	116	1.6
Adjusted EBITDA Margin(4)	11.8%	6.5%	6.5%

	Year ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
Loss for the period	(627)	(2 857)	(38.5)
Income tax (benefit) / expense	(12)	60	0.8
Loss before income tax	(639)	(2 797)	(37.6)
Depreciation and amortization	200	279	3.8
Finance expenses, net(2)	61	42	0.6
Foreign currency exchange loss / (gain), net	1	(53)	(0.7)
Share-based payment expenses	558	2 549	34.3
IPO-related costs	-	304	4.1
Income from the depositary	-	(6)	(0.1)
Adjusted EBITDA(3)	181	318	4.3
Adjusted EBITDA Margin(4)	4.6%	5.3%	5.3%

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

2Comprises finance costs and finance income for the respective periods

3Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under our equity-based incentive program consisting of phantom share options and restricted share units, IPO-related costs, income from the depository and goodwill impairment

4 Defined as Adjusted EBITDA divided by revenue for the respective periods

Segment Data and Reconciliation to Adjusted EBITDA (in millions of RUB and USD)

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
Adjusted EBITDA	148	116	1.6
Capitalized development costs	(12)	-	-
Reclassification of lease related amortization and interest	(18)	(18)	(0.2)
Reclassification of operating expense related to software licenses to amortization	(9)	(11)	(0.1)
Segment Adjusted EBITDA	109	87	1.2
Core Business Adjusted EBITDA(2)	254	393	5.3
Core Business Adjusted EBITDA for Moscow and the Moscow region(3)	585	663	8.9
Core Business Adjusted EBITDA for Other regions(3)	(331)	(270)	(3.6)
Mortgage Marketplace Adjusted EBITDA	(92)	(130)	(1.7)
Valuation and Analytics Adjusted EBITDA	(24)	(26)	(0.3)
C2C Rental Adjusted EBITDA	(29)	(43)	(0.6)
End-to-End Offerings Adjusted EBITDA	-	(107)	(1.4)
Core Business Adjusted EBITDA Margin(4)	21.4%	24.4%	24.4%

	Year ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
Adjusted EBITDA	181	318	4.3
Capitalized development costs	(43)	-	-
Reclassification of lease related amortization and interest	(74)	(60)	(0.8)
Reclassification of operating expense related to software licenses to amortization	(31)	(45)	(0.6)

Segment Adjusted EBITDA	33	213	2.9
Core Business Adjusted EBITDA(2)	532	1 139	15.3
Core Business Adjusted EBITDA for Moscow and the Moscow region(3)	1 714	2 362	31.8
Core Business Adjusted EBITDA for Other regions(3)	(1 182)	(1 223)	(16.5)
Mortgage Marketplace Adjusted EBITDA	(254)	(482)	(6.5)
Valuation and Analytics Adjusted EBITDA	(119)	(72)	(1.0)
C2C Rental Adjusted EBITDA	(126)	(148)	(2.0)
End-to-End Offerings Adjusted EBITDA	-	(224)	(3.0)
Core Business Adjusted EBITDA Margin(4)	13.9%	20.2%	20.2%

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1.00)

2The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table below are our segment measures of profit or loss and, therefore, are not considered non IFRS financial measures and include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses

3For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit

4Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Other Historical Operational Data

	Average UMV (1) (in millions)	Listings (2) (in millions)	Listings Moscow and the Moscow region	Listings Other regions	Leads to developers (3) (in thousands)
March 31, 2019	12.7	1.98	0.38	1.60	48.0
June 30, 2019	12.6	1.98	0.39	1.59	41.5
September 30, 2019	14.0	1.92	0.37	1.55	45.8
December 31, 2019	14.1	1.78	0.35	1.43	44.3
March 31, 2020	15.5	1.74	0.32	1.42	54.0
June 30, 2020	14.9	2.30	0.46	1.83	49.9
September 30, 2020	18.0	2.38	0.37	2.01	75.1
December 31, 2020	17.6	2.14	0.32	1.82	65.8
March 31, 2021	21.0	2.04	0.30	1.74	60.2
June 30, 2021	19.7	2.25	0.32	1.93	53.2
September 30, 2021	18.7	1.90	0.31	1.59	57.3
December 31, 2021	18.5	1.78	0.29	1.49	58.6

1 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

3 Leads to developers means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period